                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of June, 2002

                          Intertape Polymer Group Inc.

           110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F                    Form 40-F   X
                          -------                      ------

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
          thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                          No    X
                         --------                    -------

               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______]
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REVIEW OF OPERATIONS

SALES

Sales were $146.7 million for the first quarter of 2002 as compared to $158.9 million for the same period last year. This decline of approximately 7.6% is as a result of lower unit selling prices (5.2%), the effect of foreign exchange rates as well as lower export sales which continue to be negatively impacted by the strong US currency (0.6%) and lower unit volume (1.8%). The decline in unit selling prices is driven by lower raw material costs. The decline in unit volume is related to the slowness of the North American economy.

Sales for the fourth quarter of 2001 were $146.2 million. This would indicate that the pressure on sales from both a selling price and unit volume has become more stable during the most recent quarter. Management remains cautious concerning the economy; and continue to believe that sales growth for the balance of the current year should come mostly from new products.

GROSS PROFIT AND GROSS MARGINS

Gross profits declined to $33.4 million for the first quarter of 2002 from $38.8 million for the comparable quarter in 2001. Gross margins were 22.8% for the current quarter and 24.4% for the same quarter last year. The Company has continued to maintain its value-added percentage. This means that the raw material cost of its products represents a fairly constant percent of its selling prices. Raw material costs have been declining for several years. Consequently, even with the ability to maintain value added percentages, there are less value-added dollars in relation to manufacturing costs.

Fourth quarter 2001 reported gross profits were $27.3 million and gross margins were 18.7%. Included in cost of goods sold during the fourth quarter were $1.0 million of unusual items. Before the effect of these items, gross profits and margins were $28.3 million and 19.4% respectively. The increase in margins in 2002 is as the result of a decline in manufacturing costs derived by various cost reduction programs. Management believes margins should continue to improve during 2002 as sales increase from new products and as cost reduction programs continue to lower costs.

SELLING, GENERAL AND
ADMINISTRATION EXPENSES

Selling, general and administrative (SG&A) expenses decreased to $20.3 million for the first quarter of 2002 as compared to $21.2 million for the first quarter of 2001. The various cost cutting initiatives enacted during 2001 are the reason for the majority of this decline. Management is confident that SG&A should not exceed this current run rate in the near term as less than 20% of these costs bear any relationship to changes in sales levels.

OPERATING PROFIT

Operating profits (defined as gross profit less SG&A) were $13.1 million for the first quarter of 2002 as compared to $17.6 million for the comparable quarter last year. As a percent of sales, this represents 8.9% and 11.1% respectively. Operating profits were impacted by lower gross margins and were partially offset by the decline in SG&A costs. Management believes that operating margins should start to increase from approximately 9.5% for the year 2002 and could attain 13.0% by 2005.

FINANCIAL EXPENSES

Financial expenses were $9.0 million for the quarter ended March 2002 as compared to $8.4 million for the comparative quarter last year. Interest rates increased on $274.0 million of long-term debts by 225 basis points effective October 1st, 2001 and had the impact of an additional $1.5 million of interest during the current quarter. This was partially offset by a reduction in bank interest due to reduced bank borrowings.

On April 15th, 2002, the Company retired approximately $24.0 million of the Senior Secured Notes and $23.4 million of long-term bank debt. Based on current bank



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[GRAPHIC OMITTED]


rates, this will result in a quarterly reduction of financial costs of approximately $1.1 million. On a comparative basis, financial costs for the second quarter of 2002 should be lower than that of the first quarter by $0.8 million.

EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION AND AMORTIZATION COSTS
(EBITDA).

EBITDA (adjusted for those unusual items in the appropriate periods that did not require cash funding) for the trailing four quarters ended March 2002 was $71.4 million as compared to $95.9 million for the trailing four quarters ended March 2001. The comparative first quarter of 2002 and 2001 EBITDA was $18.8 million and $22.0 million respectively.

NET EARNINGS

Net earnings for the three months periods ended March 2002 and 2001 were $2.8 million and $4.2 million respectively. The decrease was as a result of lower sales and gross margins partially offset by lower operating costs during the quarter ended March 2002 as compared to that of the quarter ended March 2001.

Management believes that as long as interest rates remain steady, the combined quarterly costs for SG&A, R&D and financial costs should remain at about $30.0 million. Looking out at the next several quarters, any gains in sales volume should contribute to an increase in net earnings.

LIQUIDITY AND CAPITAL RESOURCES
CAPITAL EXPENDITURES

Capital expenditures were $2.8 million during the first quarter of 2002 as compared to $12.3 million for the comparative quarter last year. This drop is a result of management's decision to reduce all capital spending to only essential projects related to new products and preventive maintenance programs. It is expected that this spending level of approximately $3.0 million per quarter will be maintained throughout 2002.

CREDIT FACILITIES

On March 1, 2002 the Company completed a "Bought Deal" in Canada whereby the Company issued 5.1 million shares from treasury for a per share price of $9.71 (Cdn $15.50) for total net proceeds of approximately $47.4 million. On April 15th, 2002 approximately $24.0 million was used to retire Senior Secured Notes; and the remaining $23.4 million was used to permanently reduce Facility B of the Company's recently refinanced bank debt.

During the first quarter of 2002, the Company was able to reduce its borrowings under Facility A by $4.7 million. It is anticipated that the Company should be able to further reduce borrowings under this facility throughout the remainder of the year and management is anticipating the possible elimination of borrowings under this facility by the end of 2002.

The Company remains in full compliance with all its financial and other covenants as determined by the Amended and restated Note Agreement and Bank Credit Agreement.

ACCOUNTING CHANGES

During the first quarter of 2002, the Company adopted, on a retroactive basis, the new CICA recommendations with respect to Section 3062, Goodwill and Other Intangible Assets. These standards are equivalent to the U.S. standards. Under the new recommendations, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company is required to complete a transitional goodwill impairment test as at January 1, 2002 by the end of the current fiscal year. Management has completed this test and has determined no adjustment for impairment of goodwill is necessary as a result of the change in accounting policy.
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CONSOLIDATED EARNINGS
Periods ended March 31,

(In thousands of US dollars, except per share amounts)

--------------------------------------------------------------------------------

                                                               2002         2001
                                                            -------      -------
                                                                  $            $
SALES                                                       146,737      158,863
Cost of sales                                               113,321      120,089
                                                            -------      -------
GROSS PROFIT                                                 33,416       38,774
                                                            -------      -------

Selling, general and administrative expenses                 20,299       21,168
Severances                                                                   690
Amortization of goodwill                                                   1,743
Research and development                                        967        1,168
Financial expenses                                            8,983        8,436
                                                            -------      -------
                                                             30,249       33,205
                                                            -------      -------
Earnings before income taxes                                  3,167        5,568
Income taxes - Future                                           348        1,392
                                                            -------      -------
NET EARNINGS FOR THE PERIOD                                   2,819        4,176
                                                            =======      =======

Earnings per share
     Basic                                                     0.09         0.15
                                                            =======      =======
     Diluted                                                   0.09         0.15
                                                            =======      =======


CONSOLIDATED RETAINED EARNINGS
Periods ended March 31,
(In thousands of US dollars)

--------------------------------------------------------------------------------

                                                                 2002       2001
                                                              -------    -------
                                                                    $          $
Balance, beginning of year                                    104,567    116,966
Net earnings                                                    2,819      4,176
                                                              -------    -------
                                                              107,386    121,142
                                                              -------    -------

Premium on purchase for cancellation of common shares                        157
                                                              -------    -------
Balance, end of year                                          107,386    120,985
                                                              =======    =======





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[GRAPHIC OMITTED]



CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)


                                                                               AS AT MARCH 31   AS AT DECEMBER 31
                                                                               2002       2001        2001
                                                                           --------    --------   --------
                                                                                  $          $           $
ASSETS
Current assets
     Trade receivables (net of allowance for doubtful accounts of $6,069
     ($882 in March 2001, $6,670 in December 2001)                           89,033      94,907     86,529
     Other receivables                                                       10,549       8,224     13,654
     Inventories                                                             69,705      87,278     70,688
     Parts and supplies                                                      11,902      11,744     11,592
     Prepaid expenses                                                         8,399       6,335      9,450
     Future income tax assets                                                 3,995      10,606      4,025
                                                                           --------    --------   --------
                                                                            193,583     219,094    195,938
Capital assets                                                              363,039     378,956    366,567
Other assets                                                                 13,680      11,005     11,680
Goodwill, at amortized cost                                                 227,859     232,049    227,804
                                                                           --------    --------   --------
                                                                            798,161     841,104    801,989
                                                                           ========    ========   ========

LIABILITIES
Current liabilities
     Bank indebtedness - Facility A                                          23,313     129,874     28,046
     Accounts payable and accrued liabilities                                75,058      75,001     91,507
     Instalments on long-term debt                                            7,560       9,959      8,310
                                                                           --------    --------   --------
                                                                            105,931     214,834    127,863
Long-term debt                                                              322,687     275,702    354,663
Other liabilities                                                             3,785       4,500      3,785
Future income tax liabilities                                                21,878      37,020     21,588
                                                                           --------    --------   --------
                                                                            454,281     532,056    507,899
                                                                                       --------   --------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                                   236,872     186,143    189,496
Retained earnings                                                           107,386     120,985    104,567
Accumulated foreign currency translation adjustments                           (378)      1,920         27
                                                                           --------    --------   --------
                                                                            343,880     309,048    294,090
                                                                           --------    --------   --------
                                                                            798,161     841,104    801,989
                                                                           ========    ========   ========



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[GRAPHIC OMITTED]


CONSOLIDATED CASH FLOWS
Periods ended March 31,
(In thousands of US dollars)

--------------------------------------------------------------------------------

                                                        2002       2001
                                                     -------    -------
                                                           $          $
OPERATING ACTIVITIES
Net earnings                                           2,819      4,176
Non-cash items
     Depreciation and amortization                     6,618      8,040
     Future income taxes                                 348        192
                                                     -------    -------
Cash from operations before funding of changes
in non-cash working capital items                      9,785     12,408
                                                     -------    -------

Changes in non-cash working capital items
     Trade receivables                                (2,527)     2,588
     Other receivables                                 3,087      3,345
     Inventories                                         953      1,227
     Parts and supplies                                 (315)    (1,754)
     Prepaid expenses                                  1,051       (217)
     Accounts payable and accrued liabilities        (16,425)    (4,429)
                                                     -------    -------
                                                     (14,176)       760
                                                     -------    -------
Cash flows from operating activities                  (4,391)    13,168
                                                     -------    -------
INVESTING ACTIVITIES

Capital assets, net of investment tax credits         (2,842)   (12,286)
Other assets                                          (2,514)    (1,230)
                                                     -------    -------
Cash flows from investing activities                  (5,356)   (13,516)
                                                     -------    -------
FINANCING ACTIVITIES

Net change in bank indebtedness                       (4,717)     2,603
Repayment of long-term debt                          (32,727)      (547)
Issue of Common Shares                                47,376         14
Common Shares purchased for cancellation                           (923)
                                                     -------    -------
Cash flows from financing activities                   9,932      1,147
                                                     -------    -------
NET INCREASE IN CASH POSITION                            185        799
Effect of foreign currency translation adjustments      (185)      (799)
                                                     -------    -------
Cash position, beginning and end of year                  --         --
                                                     =======    =======


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NOTE 1.

BASIS OF PRESENTATION

In the opinion of Management the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s (IPG) financial position as at March 31, 2002 and 2001 and December 31, 2001 as well as its results of operations and its cash flow for the three months ended March 31, 2002 and 2001.

While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements with the exception of accounting changes described in Note 2.

NOTE 2.

ACCOUNTING CHANGES

During the first quarter, the Company adopted, on a prospective basis, the new CICA recommendations with respect to Section 3870, Stock-based Compensation and Other Stock-based Payments. This new standard establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value method of accounting and encourages entities to adopt that method of accounting for its stock-based employee compensation plans. Under this method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the related service period. An entity that does not adopt the fair value method of accounting for its award granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment. It does not expect adoption of the standard to have a material effect on the Company's financial position or results of operations.

Also during the first quarter, the Company adopted, on a retroactive basis, the new CICA recommendations with respect to Section 3062, Goodwill and Other Intangible Assets. These standards are equivalent to the U.S. standards Under the new recommendations, goodwill and intangible assets determined to have an indefinite useful life are no longer amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Under these recommendations, the Company is required to complete a transitional goodwill impairment test as at January 1, 2002 by the end of the current fiscal year. Management has completed this test and has determined no adjustment for impairment of goodwill is necessary as a result of the change in accounting policy.

The following table presents a reconciliation of the net earnings and earnings per share as reported for the prior periods to the corresponding financial information adjusted to exclude the amortization of goodwill recognized in those periods that is no longer taken as a result of applying Section 3062:

                                   THREE MONTHS ENDED MARCH 31
                                     IN THOUSAND OF US DOLLARS
                                     (EXCEPT PER SHARE AMOUNT)
                                              2002        2001
                                       -----------------------
                                                 $           $

Net earnings                                 2,819       4,176

Add: Amortization of goodwill
(net of ($0.4 million of
income taxes)                                   --       1,307
                                       -----------------------
Adjusted net earnings                        2,819       5,483
                                       -----------------------

Basic earnings per share:
Net earnings                                  0.09        0.15
Amortization of goodwill                        --        0.05
                                       -----------------------
Adjusted net earnings                         0.09        0.20
                                       -----------------------

Diluted earnings per share:
Net earnings                                  0.09        0.15
Amortization of goodwill                        --        0.05
                                       -----------------------
Adjusted net earnings                         0.09        0.20
                                       -----------------------



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[GRAPHIC OMITTED]


NOTE 3.

EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share:

In Thousands of US Dollars
(Except per share amount)

                                          THREE MONTHS
FOR THE PERIOD ENDED MARCH, 31          2002          2001
-----------------------------------------------------------

                                          $              $
Net earnings applicable
to common shares                      2,819          4,176

Weighted average number of
common shares outstanding            30,155         27,983

Effect of dilutive stock options
and warrants(a)                         351            693
-----------------------------------------------------------


Weighted average number of diluted common shares outstanding

                                     30,505         28,676
Basic earnings per share               0.09           0.15
Diluted earnings per share             0.09           0.15
-------------------------------------------------------------

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants.

NOTE 4.

ACCOUNTING FOR COMPENSATION PROGRAMS

As at March 31, 2002 the Company had a stock-based compensation plan, which is described in the 2001 Annual Report. The Company does not record any compensation expense with respect to this plan.

Had compensation cost for the Company's stock-based compensation plan been determined using the fair value based method for awards at the grant date under the plan, the Company's net earnings and earnings per share and diluted earnings per share for the three months ended March 31, 2002 would have been reduced to the pro forma amounts of $2.8 million, $0.09 and $0.09 respectively.

To determine compensation cost, the fair value of stock options is amortized on a straight-line basis over the vesting period. Pro forma information reflects only options granted since January 1, 2002. Therefore, the full impact of calculating compensation costs for stock options outstanding is not reflected in the pro forma amounts presented above because compensation cost is amortized over the options' vesting period of four years and the compensation cost for options granted prior to January 1, 2002 is excluded.

The fair value of the options granted in the period ended March 31, 2002 is estimated as at the date of grant using the Black-Scholes option pricing model, taking into account an expected life of five years, expected volatility of 50%, risk-free interest rate of 4.57% and expected dividends ranging from $0.00 to $0.18 per share. The weighted average fair value of stock options granted in the three months ended March 31, 2002 was $4.47.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjected assumptions including the expected stock price volatility. Because the Company's amended executive stock options plan has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in Management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


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NOTE 5.

DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

RE-PRICING OF STOCK OPTIONS

The re-pricing of stock options that occurred in 2001 has resulted, under US GAAP, in variable plan accounting for the re-priced options. Under US GAAP, the Company would have recorded a non-cash charge of $1.8 million for the three months ended March 31, 2002 compared to a non-cash charge of $0.3 million for the three months ended March 31, 2001. These would have no income tax consequences for the Company and would reflect the changes in the market price of the common shares.

Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced by $1.8 million, $0.06 and $0.06 respectively for the three months ended March 31, 2002. This compares to $0.3 million, $0.01 and $0.01 respectively for the three months ended March 31, 2001.

NOTE 6.

CAPITAL STOCK

On March 2002, the Company issued 5,100,000 common shares for cash consideration of CAN$75,700,000 (US$47,441,000).

COMMON SHARES                              2002           2001
                                           ----           ----
Average number of
shares outstanding

CDN GAAP - Basic                     30,155,360     27,983,417
CDN GAAP - Diluted                   30,505,692     28,675,701
U.S. GAAP - Basic                    30,155,360     27,983,417
U.S. GAAP - Diluted                  30,505,692     28,675,701


===============================================================

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

June 3, 2002                             By:       /s/ Salvatore Vitale
                                            ------------------------------
                                            Salvatore Vitale
                                            Vice President, Finance